UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 14)1

Central Bancorp, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

152418 10 9
 (CUSIP Number)

December 31, 2011
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]       Rule 13d-1(b)

[x]       Rule 13d-1(c)

[  ]       Rule 13d-1(d)

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 152418 10 9		13G/A	Page 2 of 9 Pages
1	NAMES OF REPORTING PERSONS: Central Co-operative Bank Employee Stock Ownership Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 141,730 (1)
	6	SHARED VOTING POWER 228,592 (2)
	7	SOLE DISPOSITIVE POWER 141,730
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,322
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.03% (3)
12	TYPE OF REPORTING PERSON EP
(1)
Consists of unallocated shares held by the Central Co-operative Bank Employee Stock Ownership Plan (ESOP”).  The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.

(2)	Consists of shares allocated to the accounts of ESOP participants. These allocated shares are voted in accordance with the instructions of the individual ESOP participants.
(3)	Based on 1,681,071 shares outstanding as of December 31, 2011.

CUSIP NO. 152418 10 9		13G/A	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS: Shirley M. Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,978 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,978 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.77% (2)
12	TYPE OF REPORTING PERSON IN
(1)
The amount reported excludes 141,730 unallocated and 228,592 allocated ESOP shares which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP.  The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.  Allocated ESOP shares are voted by the ESOP trustees in accordance with voting instructions received from the individual ESOP participants.   If participants do not provide voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received.  The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP, except for the shares held in her individual ESOP account over which she has a direct pecuniary interest.  The amount includes 8,161 shares held in Ms. Tracy’s ESOP account over which she has voting but no dispositive power and 1,817 shares subject to options which are exercisable.

(2)	Based on 1,681,071 shares outstanding as of December 31, 2011 and assumes that options to purchase 1,817 shares have been exercised.

CUSIP NO. 152418 10 9		13G/A	Page 4 of 9 Pages
1	NAMES OF REPORTING PERSONS: Rhoda K. Astone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,495 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,357
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,495 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.39% (2)
12	TYPE OF REPORTING PERSON IN
(1)
The amount reported excludes 141,730 unallocated and 228,592 allocated ESOP shares which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP.  The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.  Allocated ESOP shares are voted by the ESOP trustees in accordance with voting instructions received from the individual ESOP participants. If participants do not provide voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received.  The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP, except for the shares held in her individual ESOP account over which she has a direct pecuniary interest.  The amount includes 2,580 shares held in Ms. Astone’s ESOP account over which she has voting but no dispositive power and 558 shares subject to options which are exercisable.

(2)	Based on 1,681,071 shares outstanding as of December 31, 2011 and assumes that options to purchase 558 shares have been exercised.

CUSIP NO. 152418 10 9		13G/A	Page 5 of 9 Pages
1	NAMES OF REPORTING PERSONS: John F. Gilgun, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN
(1)
Excludes 141,730 unallocated and 228,592 allocated ESOP shares which the reporting person may be deemed to beneficially own due to the reporting person’s service as a trustee of the ESOP.  The unallocated shares held by the ESOP are voted by the ESOP trustees in the same proportion as allocated shares for which the trustees receive voting instructions from ESOP participants.  Allocated ESOP shares are voted by the ESOP trustees in accordance with voting instructions received from the individual ESOP participants. If participants do not provide voting instructions, the trustees vote the allocated shares proportionately with those allocated shares for which voting instructions are received.  The reporting person disclaims any beneficial ownership interest in the shares held by the ESOP.

Page 6 of 9 Pages

Securities and Exchange Commission
Washington, D.C.  20549

Item 1(a).    Name of Issuer.

Central Bancorp, Inc.

Item 1(b).    Address of Issuer’s Principal Executive Offices.

399 Highland Avenue
Somerville, Massachusetts  02144

Item 2(a).    Name of Person(s) Filing.

Central Co-operative Bank Employee Stock Ownership Plan (the “ESOP”) and the following individuals who presently serve the trustees of the ESOP: Shirley M. Tracy, Rhoda K. Astone and John F. Gilgun, Jr.  The ESOP trustees expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest.

Item 2(b).    Address of Principal Business Office or, if None, Residence.

ESOP:  Same as 1(b).

Shirley M. Tracy:	841 Webster Drive
Needham, Massachusetts 02492

Rhoda K. Astone:	6 McCarthy Drive
Burlington, Massachusetts 01803

John F. Gilgun, Jr.:	11 Ledgewood Road
Woburn, Massachusetts 01801

Item 2(c).    Citizenship.

See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d).    Title of Class of Securities.

Common Stock, par value $1.00 per share.

Item 2(e).    CUSIP Number.

               152418 10 9

Page 7 of 9 Pages

Item 3.    If This Statement is Filed Pursuant to §§240.13d-1(b) and 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(f)	[X]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) are not applicable.  This amended Schedule 13G is being filed on behalf of the ESOP identified in Item 2(a), filing under the Item 3(f) classification, and by each trustee of the trust established pursuant to the ESOP (the “ESOP Trust”), filing pursuant to Rule 13d-1(c).  Exhibit A contains a description of the voting and dispositive powers over shares of the Issuer held directly by these entities.  Each trustee of the ESOP Trust set forth in Exhibit A, although filing under the Item 3(f) classification because of their status as trustees of the ESOP, disclaims that he is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.

Item 4.    Ownership.

(a)           Amount Beneficially Owned:  See Row 9 of the second part of the cover page provided for each reporting person.

(b)           Percent of Class:  See Row 11 of the second part of the cover page provided for each reporting person.

(c)           Number of Shares as to Which Such Person Has:  See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [   ]

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Pursuant to Section 13.7 of the ESOP, the ESOP Committee has the power to direct the receipt of dividends on shares held in the ESOP Trust.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Page 8 of 9 Pages

Item 8.   Identification and Classification of Members of the Group.

This Schedule 13G/A is being filed on behalf of the ESOP identified in Item 2(a), which is filing under the Item 3(f) classification.  Exhibit A contains a disclosure of the voting and dispositive powers over shares of the Issuer held by the  ESOP Trust. Each trustee of the ESOP Trust set forth in Exhibit A, although filing under the Item 3(f) classification because of their status as trustees of the ESOP, disclaims that he is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

By signing below, each signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL CO-OPERATIVE BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustees:

/s/ Shirley M. Tracy	Date: February 14, 2012
Shirley M. Tracy, Trustee

/s/ Rhoda K. Astone	Date: February 14, 2012
Rhoda K. Astone, Trustee

/s/ John F. Gilgun, Jr.	Date: February 14, 2012
John F. Gilgun, Jr., Trustee

/s/ Shirley M. Tracy	Date: February 14, 2012
Shirley M. Tracy, as an Individual Stockholder

/s/ Rhoda K. Astone	Date: February 14, 2012
Rhoda K. Astone, as an Individual Stockholder

Exhibit A

The trustees of the ESOP hold shares of common stock of the Issuer in trust for the benefit of employees participating in the ESOP.  Pursuant to Section 13.6 of the ESOP, (i) the trustees vote common stock allocated to participant accounts in accordance with instructions by participants, (ii) shares of common stock of the Issuer which have not been allocated and allocated stock for which no voting direction has been received shall be voted by the trustees in the same proportion as participants direct the voting of allocated shares, and (iii) if no voting direction has been received as to allocated shares, Central Co-operative Bank, as the ESOP Committee, may direct the trustees as to the voting of all unallocated shares, and if the ESOP Committee gives no direction, the trustees shall vote such shares in their sole discretion.  Pursuant to Section 13.3 of the ESOP, the trustees exercise investment discretion as directed by the ESOP Committee.  However, the trustees must exercise voting and dispositive power with respect to the assets held by the ESOP, including common stock of the Issuer, in accordance with the fiduciary responsibility requirements imposed by Section 404 of the Employee Retirement Income Security Act of 1974, as amended.  A majority vote of the trustees is required to exercise any voting or investment power over the shares held in the ESOP.

The ESOP trustees and their beneficial ownership of the shares of common stock of the Issuer exclusive of responsibilities as an ESOP trustee or ESOP sponsor, as the case may be, are as follows (such ownership disregarded in reporting the ESOP’s ownership within this Schedule 13G/A).

Name	Direct Beneficial Ownership of Issuer Common Stock	Beneficial Ownership as an ESOP Participant
Shirley M. Tracy	3,000	8,161
Rhoda K. Astone	3,357	2,580
John F. Gilgun, Jr.	0	0

The ESOP trustees expressly disclaim beneficial ownership of any shares held in the ESOP in which such person does not have a direct pecuniary interest.  The ESOP trustees disclaim that he is acting in concert with, or is a member of a group consisting of, the other ESOP trustees.